Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 3, 2009

$ Variable Participation Principal Protected Notes due April 25, 2014 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-3166

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	April 27, 2009

Issue Date:	April 30, 2009

Final Valuation Date:	April 22, 2014*

Maturity Date:	April 25, 2014* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Interest:	We will not pay you interest during the term of the Notes

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Participation Rate:	The greater of (a) zero and (b) the difference between (i) 200% minus (ii) the quotient of the Average Daily Absolute Return divided by the Benchmark Daily Absolute Return

Average Daily Absolute Return:	The arithmetic average of the Daily Absolute Return on each of the Daily Valuation Dates

Benchmark Daily Absolute Return:	0.55% - 0.75%** **The actual Benchmark Daily Absolute Return will be determined on the initial valuation date and will be no less than 0.55%.

Payment at Maturity:

If the Index Return is greater than 0%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the product of (i) the Index Return and (ii) the Participation Rate, as follows:

$1,000 + [$1,000 x (Index Return x Participation Rate)]

If the Index Return is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Daily Absolute Return:	If the Daily Index Return is equal to or greater than zero, the Daily Index Return. If the Daily Index Return is less than zero, the Daily Index Return multiplied by -1.

Daily Index Return:

Daily Level(t) – Daily Level(t-1)

Daily Level(t-1)

Daily Level(t): the Index closing level on a Daily Valuation Date; provided that the last such Daily Valuation Date is the final valuation date and the first such Daily Valuation Date is the Daily Valuation Date immediately following the initial valuation date.

Daily Level(t-1): the Index closing level on the immediately preceding Daily Valuation Date.

Daily Valuation Date*:	Each day on which the Index closing level is scheduled to be published, beginning from the initial valuation date and ending on the final valuation date, inclusive.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738Q 4Z8 and US06738Q4Z84

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement February 10, 2009 and the index supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part and the index supplement dated February 10, 2009. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The hypothetical examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following examples have been rounded. The examples assume a Benchmark Daily Absolute Return of 0.55%.

Example 1: The level of the Index increases from an initial level of 811.08 to a final level of 1216.62 and the Average Daily Absolute Return is 0.490.

Because 200% - (Average Daily Absolute Return/Benchmark Daily Absolute Return)x100% is greater than zero, the Participation Rate is 110.91%. Because the final level of 1216.62 is greater than the initial level of 811.08 and the Index Return of 50.00% is positive, the investor receives a payment at maturity of $1,554.55 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (50.00% x Participation Rate)] = $1,554.55

The total return on the investment of the Notes is 55.455%.

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Example 2: The level of the Index increases from an initial level of 811.08 to a final level of 892.19 and the Average Daily Absolute Return is 1.35.

Because 200% - (Average Daily Absolute Return/Benchmark Daily Absolute Return)x 100% is less than zero, the Participation Rate is zero. Because the final level of 892.19 is greater than the initial level of 811.08 and the Index Return of 10.00% is positive, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (10.00% x0)] = $1,000

The total return on the investment of the Notes is 0%.

Example 3: The level of the Index decreases from the initial level of 811.08 to a final level of 567.76.

Because the final level of 567.76 is less than the initial level of 811.08 and the Index Return is negative, the investor will receive payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0%.

Selected Purchase Considerations

•

Variable Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive Index Return by a variable Participation Rate, which can be positive but which can also be zero. The Participation Rate is inversely related to the ratio of the Average Daily Absolute Return of the Index over the term of the Notes to the Benchmark Daily Absolute Return. The Benchmark Daily Absolute Return will be determined on the initial valuation date and will not be less than 0.55%.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index and the variation in the Participation Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary Indices— Equity Indices— S&P 500® Index” in the index supplement.

•

Market Disruption Events and Adjustments—The final valuation date, daily valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss.

If, on a day that is more than 6 months before the maturity date, it becomes mathematically impossible for the Participation Rate to exceed zero, holders should not have to continue accruing interest on the Notes and applicable Treasury regulations provide that holders should adjust the prior interest inclusions in respect of their Notes over the remaining term for the Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to

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make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter, the Notes will not be treated as contingent payment debt obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, that Contain Equity Securities or That Are Based in Part on Equity Securities”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—If the Index Return is not positive or the Participation Rate is zero, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

The Return on the Notes May be Negatively Affected by a High Average Daily Absolute Return of the Index—The return on the Notes will depend on the Participation Rate, which is inversely related to the ratio of the Average Daily Absolute Return of the Index over an approximate 5-year period from the initial valuation date to the final valuation date, inclusive, to the Benchmark Daily Absolute Return. Thus, if the Average Daily Absolute Return of the Index over an approximate 5-year period from the initial valuation date to the final valuation date, inclusive, turns out to be high relative to the Benchmark Daily Absolute Return, the Participation Rate will be lower given that the Benchmark Daily Absolute Return is fixed on the initial valuation date. A higher ratio of the Average Daily Absolute Return to the Benchmark Daily Absolute Return is more likely to occur if there is greater daily upward or downward movement of the Index over the term of the Notes. Moreover, if the Average Daily Absolute Return is more than two times the Benchmark Daily Absolute Return, the Participation Rate would be zero, resulting a 0% return on the Notes, regardless of the Index Return.

•

Any Increase in the Level of the Index must be Reflected in the Level of the Index on the Final Valuation Date—If the level of the Index does not increase between the initial valuation date and the final valuation date, the return on the Notes will be zero, leading to a 0% return on the Notes. This will be true even if the closing level of the Index as of some date or dates prior to the final valuation date would have been sufficiently high relative to the Index closing Level on the initial valuation date.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected and realized volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from April 1, 1985 through April 1, 2009. The Index closing level on April 1, 2009 was 811.08.

We obtained the Index closing levels in the graphs below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The following graph sets forth the historical performance of the Participation Rate (assuming a Benchmark Daily Absolute Return of 0.55%) based on the rolling 5-year Average Daily Absolute Return from April 1, 1985 through April 1, 2009.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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